SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No.    )

EXPEDITION LEASING, INC.

(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE PER SHARE

(Title of Class of Securities)

30212T

(CUSIP Number)

John N. Giordano, Esq., 1801 North Highland Ave.

TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 7, 2007*

(Date of Event Which Requires Filing of This Statement)

*	The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 30212T

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Edwin McGusty
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 0%
14.	Type of Reporting Person IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.00001 par value, of Expedition Leasing, Inc., a Florida corporation (“Company”). The address of the principal executive office of the Company is 1900 Land O’ Lakes Blvd., Suite 105, Lutz, Florida 33549.

Item 2.	Identity and Background.

Item 2(a).	Name: Edwin McGusty

Item 2(b).	Business Address:	23110 S.R. 54 346 Lutz, FL 33549

Item 2(c).	Occupation:	President

Edwin McGusty is employed by Total M.I.S., Inc. The address of Total M.I.S., Inc., is 23110 S.R. 54 346, Lutz, Florida 33549.

Item 2(d).	Criminal Proceedings:

During the last five years Edwin McGusty has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).	Civil proceedings:

During the last five years Edwin McGusty has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f).	Citizenship: U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

PF - Personal funds of Edwin McGusty.

Item 4.	Purpose of Transaction.

As reported in the Company’s 8-K filed on December 10, 2007, on December 7, 2007 Edwin McGusty sold all of his securities of Expedition Leasing, Inc.

Item 5.	Interest in Securities of Expedition Leasing, Inc.

(a) Prior to December 7, 2007 Edwin McGusty beneficially owned 20,000,000 common shares, representing 79.3% of the class. On December 7, 2007 Mr. McGusty sold his 20,000,000 common shares. At this time Mr. McGusty does not own any shares of Expedition Leasing, Inc.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

(c) Mr. McGusty acquired his shares in Expedition Leasing, Inc. on May 13, 2004. On December 7, 2007 Mr. McGusty sold all 20,000,000 of his common shares at a price of $0.03 per share.

(d) Not applicable.

(e) On December 7, 2007 Mr. McGusty sold his entire holdings in Expedition Leasing, Inc. Following this sale Mr. McGusty is no longer a beneficial owner of more than five percent of the common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Expedition Leasing, Inc.

Edwin McGusty has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2007	/s/ Edwin McGusty
Edwin McGusty